UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20- F ☒     Form 40-F ☐

EXPLANATORY NOTE

On August 28, 2024, NewGenIvf Group Limited (“Company”) consummated the second tranche of its debt financing under the terms of the Securities Purchase Agreement referenced in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2024. The Form 6-K filed with the SEC on August 16, 2024 is incorporated by reference herein. At the closing of the second tranche, the Company sold to JAK Opportunities VI LLC (“JAK”) a senior convertible note (the “Note”) in the principal amount of $500,000. The Note bears an interest rate of 14.75% per annum and may be adjustable from time to time pursuant to its terms. The holder of the Note may convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable Class A Shares at the Conversion Rate (as defined below). No fractional Class A Shares are issuable upon any such conversion. If the issuance would result in the issuance of a fraction of a Class A Share, the Company shall round such fraction of a Class A Share up to the nearest whole share. The maximum number of Class A Ordinary Shares of the Company, no par value, which this note is issuable into is 875,658, based on a conversion price of $0.95. The form of the Note is filed as Exhibit 4.1 hereto.

“Conversion Amount” means 110% of the sum of (A) the portion of the principal of the Note, (B) accrued and unpaid interest with respect to such principal owed on the Note (and as reduced pursuant to the of the Note pursuant to redemption, conversion or otherwise, the “Principal”) (C) the Make-Whole Amount, if any, (D) accrued and unpaid Late Charges (as defined below) with respect to the Principal on the Note, Make-Whole Amount and Interest, and (E) any other unpaid amounts pursuant to the Transaction Documents, as may be amended from time to time., if any.

“Conversion Rate” means the amount of Class A Shares issuable upon conversion of any Conversion Amount pursuant to the Note determined by dividing (x) such Conversion Amount by (y) the Conversion Price.

“Conversion Price” means, as of any Conversion Date or other date of determination, $0.83, subject to adjustment as provided in the Note.

“Late Charge” means a late charge incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full, if “Make-Whole Amount” means, as of any given date and as applicable, in connection with any conversion, redemption or other repayment hereunder, an amount equal to the amount of additional interest that would accrue under the Note at the interest rate then in effect assuming for calculation purposes that the outstanding Principal of the Note as of the closing date remained outstanding through and including the maturity date.

“Make-Whole Amount” means, as of any given date and as applicable, in connection with any conversion, redemption or other repayment under the Note, an amount equal to the amount of additional interest that would accrue under the Note at the interest rate then in effect assuming for calculation purposes that the outstanding Principal of the Note as of the Closing Date remained outstanding through and including the maturity date.

The foregoing is only a brief description of the Note and such description is qualified in its entirety by reference to the full text of the Note, filed as Exhibit 4.1 in this current report on Form 6-K.

EXHIBITS

Exhibit No.	Description
4.1	Form of Note between the Company and JAK Opportunities VI LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

Date: August 30, 2024

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